SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of  JUNE  , 2003.
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                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   June 6, 2003                        By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
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1 Print the name and title of the signing officer under his signature.

                                 BC FORM 45-902F

                                 Securities Act

                          Report Of Exempt Distribution


1. State the full name, address and telephone number of the issuer of the security distributed.

     IMA EXPLORATION INC. (the "Issuer")
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     Name of issuer

     #709 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
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     Address

     (604) 687-1828
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     Telephone Number


2. State whether the issuer is or is not an exchange issuer and, if reporting, the jurisdictions in which it is reporting.

     British Columbia, Alberta and Ontario
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3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

     The Issuer is listed and trading on the TSX Venture Exchange.
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4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

     Incentive stock options for the purchase of up to 300,000 common shares of the Issuer, at a price of $0.90 per share, until May 30, 2008.
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5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

  FULL NAME OF                                              EXERCISE
  PURCHASER AND                                            PRICE PER                           LENGTH OF
MUNICIPALITY AND            NUMBER OF                    SECURITY/TOTAL                      ANY RESTRICTED
JURISDICTION OF              OPTIONS        DATE OF      PURCHASE PRICE       EXEMPTION       OR SEASONING
  RESIDENCE                  GRANTED     DISTRIBUTION        (CDN $)          RELIED ON          PERIOD
---------------------       ---------    ------------    --------------  -----------------   --------------
Robert Stuart Angus          150,000      Jun.03/03*         $0.90/          Sec.74(2)(9)       4 months
Vancouver, BC                                                 n/a        of the Securities    from date of
                                                                             Act (British      grant being
                                                                              Columbia)        Sept. 30/03

Chet Idziszek                 30,000      Jun.03/03*         $0.90/          Sec.74(2)(9)       4 months
Vancouver, BC                                                  n/a       of the Securities    from date of
                                                                             Act (British      grant being
                                                                              Columbia)        Sept. 30/03

*June 3, 2003 is the date regulatory approval was received by the Issuer.

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is NOT AVAILABLE TO THE PUBLIC.

                          TELEPHONE
     FULL NAME AND          NUMBER
     RESIDENTIAL          AND E-MAIL         TYPE OF SECURITY
       ADDRESS            ADDRESS OF                AND                EXEMPTION
     OF PURCHASER         PURCHASER          NUMBER PURCHASED          RELIED ON
     -------------        ----------         ----------------          ---------

                           See attached Schedule "A".
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7. State the total dollar value (Cdn$) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

     Nil, grant of incentive stock options.
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8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

     If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

                            COMPENSATION PAID
     NAME AND ADDRESS       (NUMBER AND TYPE                           PRICE PER
     OF PERSON BEING        OF SECURITY AND/OR       EXEMPTION           SHARE
       COMPENSATED          CASH AMOUNT (CDN$)       RELIED ON           (CDN$)
     ----------------       ------------------       ---------         ---------

                                Not applicable.
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The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 6th day of June, 2003.
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IMA EXPLORATION INC.
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Name of issuer (please print)

/s/ William Lee
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Signature of authorized signatory

William Lee, Director
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Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".